[LOGO OMITTED]


                       PROTOCOL AND JUSTIFICATION OFTTED]
                     VIERI PARTICIPACOES S.A. INCORPORATION


This instrument is entered into, according to Law no. 6,404, of December 15, 1976, as amended (hereinafter referred to merely as "Corporate Act") and rules and regulations of the Securities and Exchange Commission ("CVM"), by and between:

I. In the capacity of Directors of VIERI PARTICIPACOES S.A., a closely held corporation having its headquarters in the City of Sao Paulo, State of Sao Paulo, at Avenida Brigadeiro Luiz Antonio, 3126, registered the Ministry of Finance under CNPJ no. 04.746.689/0001-59, having its acts of constitution filed with JUCESP under no. NIRE 35.300.188.012 (hereinafter referred to merely as "VIERI"), Messrs. ABILIO DOS SANTOS DINIZ, Brazilian citizen, married, business manager, holder of Identification Card RG no. 1.965.961-SSP/SP, registered in CPF/MF under no. 001.454.918-20, having his office in the City and State of Sao Paulo at Avenida Brigadeiro Luiz Antonio, 3126; and FRANCIS ANDRE MAUGER, French, married, business manager, holder of Alien Identification Card RNE no. V357593-K, registered in CPF/MF under no. 229.535.038-70, resident and domiciled in the City and State of Sao Paulo, at Rua Timor, 136; and

II. In the capacity of Directors of COMPANHIA BRASILEIRA DE DISTRIBUICAO, an open capital corporation established and validly existing under the laws of the Federative Republic of Brazil, having its headquarters in the City of Sao Paulo, State of Sao Paulo, at Avenida Brigadeiro Luiz Antonio, 3142, registered in
CNPJ/MF under no. 47.508.411/0001-56 ("CBD"), Messrs. CAIO RACY MATTAR, Brazilian, married, civil engineer, holder of the Identification Card RG no.
5.396.320 - SSP/SP, registered in CPF/MF under no. 034.118.768-24; and ENEAS CESAR PESTANA NETO, Brazilian, married, accountant, holder of the Identification Card RG n(0) 11.383.698-3 SSP/SP, registered in CPF/MF under no. 023.327.978-40, both having their offices in the City and State of Sao Paulo, at Avenida
Brigadeiro Luiz Antonio, 3.126 [....],

who, after having performed and completed the studies and discussions toward the incorporation of the net assets of VIERI by CBD ("Incorporation"), pursuant to Articles 224 and 225 of Coporate Act, enter into this Protocol and Justification of VIERI Incorporation ("Protocol") to consubstantiate the terms and conditions of the intended Incorporation, as follows:

I.       INCORPORATION JUSTIFICATION

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1.       Operation purposes and reasons

1.1. Based on previous studies and discussions in the sphere of CBD and VIERI management, the incorporation of VIERI net assets by CDB was decided, as this operation would provide benefits to CBD and consequently to all its shareholders and VIERI shareholders, as shown later in this document.

1.2. This way, to achieve the expected objectives in light of considerations and justifications above, Directors of VIERI and Directors of CBD hereby recommend both CBD and VIERI shareholders the Incorporation of VIEIRI net assets by CBD under the terms and conditions set out in this Protocol.

II.      INCORPORATION CONDITIONS

2.       Valuation of VIERI net assets

2.1. To allow the valuation of VIERI net assets (net worth), as well as assets, rights and obligations to be incorporated by CBD, VIERI Directors and CBD Directors appointed the firm ERNST & YOUNG Auditores Independentes S.S., a company established in the City and State of Sao Paulo, at Avenida Presidente Juscelino Kubitschek, 1830 - Torre I, 5th and 6th floors, registered in the Regional Accountant Board of the State of Sao Paulo under no. 2SP015199/O-6, and in the Ministry of Finance under CNPJ/MF no. 61.366.936/0001-25, (hereinafter merely referred to as "Appraiser"), to act as a appraisal firm.

2.2. The appointment above should be homologated by both VIERI and CBD shareholders at the deliberation upon the Incorporation of VIERI net assets by CBD, at an Extraordinary General Meeting of VIERI and at an Extraordinary General Meeting of CBD, respectively.

2.3. The valuation was based on the audited balance sheet of VIERI prepared on November 21, 2006 ("Reference Balance Sheet"), which date shall be considered the base date for Incorporation purposes ("Base Date"). Evaluation of VIERI investment in CBD was based on an audited balance sheet of CBD prepared on September 30, 2006.


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2.4.  The  Appraiser  made an  evaluation  of VIERI  assets  at  booked  prices, according to criteria established by Articles 183 ("Assets Evaluation Criteria") and 184 ("Liabilities Evaluation Criteria") of Corporate Act.

2.5. Results of the Appraiser's evaluation are included in the evaluation report ("Evaluation Report") that will be submitted to VIERI and CBD shareholders' approval pursuant to the relevant law.


3.       Equity variations occurred after the Incorporation Base Date

3.1. Equity variations subsequent to the Incorporation Base Date should be acknowledged and recorded by CBD, by making the necessary entries in the respective accounting and fiscal books.

4.       Current Ownership Structure

4.1. The fully subscribed and paid up capital stock of VIERI on this date amounts to R$ 1,724,041,373.14 (one billion, seven hundred and twenty-four million, forty-one thousand, three hundred and seventy-three reais and fourteen centavos) divided into 20,375,000,000 (twenty billion, three hundred and seventy-five million) common shares and 26,634,588,419 (twenty-six billion six hundred and thirty-four million, five hundred and eighty-eight thousand, four hundred and nineteen) preferred shares, being 12,325,000,000 (twelve billion three hundred and twenty-five million) class-'A' preferred shares and 14,309,588,419 (fourteen billion three hundred and nine million, five hundred and eighty-eight thousand, four hundred and nineteen) class-'B' preferred shares, all of them registered with no face value.

4.2. The fully subscribed and paid up capital stock of CBD on this date amounts to R$ 3,954,629,319.75 (three billion, nine hundred and fifty-four million, six hundred and twenty-nine thousand, three hundred and nineteen reais and seventy-five centavos) divided into 113,771,378,433 (one hundred and thirteen billion, seven hundred and seventy-one million, three hundred and seventy-eight thousand, four hundred and thirty-three) shares, being 49,839,925,688 (forty-nine billion, eight hundred and thirty-nine million, nine hundred and twenty-five thousand, six hundred and eighty-eight) common shares and 63,931,452,745 (sixty-three billion, nine hundred and thirty-one million, four hundred and fifty-two thousand, seventy hundred and forty-five) preferred shares, all of them registered with no face value.


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4.3. VIERI owns on this date 47,009,588,419  (forty-seven billion, nine million, five hundred and eighty-eight thousand, four hundred and nineteen) common shares issued by CBD.

5.       Incorporation of Net Assets

5.1. Incorporation shall be effected to allow the transfer to CBD, at their respective values on the Base Date, all assets, rights and obligations of VIERI, represented by 47,009,588,419 (forty-seven billion, nine million, five hundred and eighty-eight thousand, four hundred and nineteen) common shares issued by CBD, as indicated in the Reference Balance Sheet. CBD shall succeed VIERI for all VIERI rights and obligations according to the law, without any solution of continuity and/or interruption. As a result of Incorporation, VIERI shall be lawfully dissolved.

5.2. Also, as a result of Incorporation, CDB shall be transferred the premium granted to the expected future result of CBD ("Premium") derived from the indirect purchase of CBD shares by Casino Guichard Perrachon S.A. ("Casino"), representing approximately 32.36% of CBD capital stock originally registered by:
(i) Masmanidis Participacoes Ltda., ("Masmanidis"), at the time indirectly controlled by Casino and subsequently transferred to VIERI (ii) VIERI, as a result of the transaction between Abilio dos Santos Diniz ("Abilio Diniz") and Casino.

5.3. According to the Reference Balance Sheet, the value of accounts representing assets, rights and obligations that comprise the net assets of VIERI to be incorporated by CBD amounts to R$ 2,301,209,709.04 (two billion, three hundred and one million, two hundred and nine thousand, seven hundred and nine reais and four centavos), R$ 1,783,915,994.77 (one billion, seven hundred and eighty-three million, nine hundred and fifteen thousand, nine hundred and ninety-four reais and seventy-seven centavos) of which is equivalent to direct participation of VIERI in CBD, evaluated by the equity method, and R$ 2,061,950,855.35 (two billion, sixty-one million, nine hundred and fifty thousand, eight hundred and fifty-five reais and thirty-five centavos) of which is equivalent to the booked value of Premium, deducted of the provision corresponding to 75% (seventy-five per cent) of Premium equivalent to R$ 1,546,463,141.08 (one billion, five hundred and forty-six million, four hundred and sixty-three thousand, one hundred and forty-one reais and eight centavos) made by VIERI according to CVM instruction 319/99, as amended, R$ 1,806,000.00 (one million, eight hundred and six thousand reais) corresponding to the income tax assets derived from prepayment of a portion of Premium

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by VIERI,  and  finally R$  37,651.30  (thirty-seven  thousand,  six hundred and fifty-one reais and thirty centavos) equivalent to VIERI cash ("Cash").

5.4. The Incorporation shall not result in the increase or decrease of CBD capital stock.


5.5 Pursuant to paragraph 1 of Article 6 of CVM Instruction no. 319/99, as a result of Incorporation and as a counterpart to Premium mentioned above, CBD shall constitute a Special Premium Reserve in the amount equivalent to R$ 517,293,714.27 (five hundred and seventeen million, two hundred and ninety-three thousand, seven hundred and fourteen reais and twenty-seven centavos).




5.6. As a result of Incorporation and as a counterpart to Cash amount referred to above to be transferred to CBD, CBD shall constitute an expansion reserve in the amount equivalent to R$ 37,651.30 (thirty-seven thousand, six hundred and fifty-one reais and thirty centavos), which will benefit the company and consequently all of its shareholders.



5.7. After Incorporation, the Premium will be paid off by CBS to tax authorities in not less than five (5) years according to the tax law in force, without any impact on results and flow of dividends, pursuant to article 16 of CVM 319/99 Instruction.

5.8. As CBD is granted an effective tax benefit on account of Premium amortizations at the end of each corporate year and the corresponding financial statements are approved by CBS shareholders, the portion of the aforementioned special premium reserve corresponding to that benefit may be capitalized according to item 5.8.1 below.

     5.8.1 Notwithstanding the provisions of item 5.8 above, Casino and Abilio Diniz, in their capacity of direct and indirect co-controllers of CBD, shall, by themselves or their respective directly or indirectly controlled companies, capitalize eighty per cent (80%) of the special premium reserve assigned to them at the end of each fiscal year, calculated in conformity with the provisions of item III of Article 6 of CVM 319/99 Instruction, limited to effective tax benefit granted by CBD, followed by the consequent issue of new preferred CBD shares, based on the actual market price of shares, and granting the right of preference to all other CBD shareholders for the subscription of the capital increase derived from that capitalization, according to Article 7 of CVM 319/99

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     Instruction  and  Article  171  of  Corporate  Act.  The  remaining  amount equivalent to twenty per cent (20%) of total tax benefit shall be capitalized on behalf of all shareholders, without the issue of new CBD shares.

     5.8.2 The signatories hereby acknowledge that the provisions of item 5.8.1 above are provisions in favor of third parties, in this case CBD and all other shareholders, according to Article 463 of the Brazilian Civil Code, and waive the same right to innovate the provisions in prejudice to such benefited third parties without their prior written consent. The signatories also grant CBD and all other shareholders the right of requesting the fulfillment of that obligation, according to Article 437 of said Brazilian Civil Code.


6.       Substitution Ratio

6.1 VIERI shareholder, in substitution of all common and preferred shares owned by it to be cancelled at the Incorporation, shall be granted 47,009,588,419 (forty-seven billion, nine million, five hundred and eighty-eight thousand, four hundred and nineteen) nominative common shares issued by CBD with no face value, so that, after Incorporation, VIEIRI shareholder, Wilkes Participacoes S.A. ("Wilkes"), shall own the same number of CBD common shares currently owned by VIERI.

6.2 The ratio of substitution of shares issued by CBD for shares issued by VIERI shall be established equitably on the basis of the amount of VIERI investment in CBD.

6.3 CBD shares to be assigned to VIERI shareholders to replace VIERI shares shall be entitled to the same rights of outstanding CBD shares and shall participate in the results of the current corporate year. All statutory rights and advantages of outstanding common and preferred shares issued by CBD shall remain unchanged.

6.4. CBD shares owned by VIERI shall be cancelled, and the Incorporation shall not give rise to any increase or decrease of CBD capital stock. It should be noted that the number of CBD common shares to be issued is similar to the number of CBD common shares now owned by VIERI.

6.5 All shares issued by VIERI shall be cancelled at the Incorporation and replaced by new CBD common shares, which shall be assigned to VIERI shareholders proportionally to their respective participation in the capital stock of VIERI at Incorporation time.

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6.6. The Incorporation shall not imply any change to the capital stock of CBD or the number of shares issued by CBD. This way, there is nothing to be said about the ratio of substitution of shares owned by non-controlling shareholders, as the percent participation of each shareholder in CBD capital stock shall not be changed, and therefore, the provisions of article 264 of Corporate Act shall not apply.

7.       Corporate Approvals and Actions

7.1 The following actions shall be take prior to Incorporation: (i) meeting of CBD Administrative Board to deliberate and approve the Protocol and Justification, and call for an Extraordinary General Meeting held by CBD to deliberate the Incorporation; (ii) meeting of VIERI Administrative Board to deliberate the Incorporation proposal to be submitted to VIERI shareholders at an extraordinary General Meeting held by VIERI; and (iii) publication of the Important Event to disclose to CBD shareholders, general market and all other stakeholders the proposed transaction and its conditions.

     7.1.1 On the date of publication of the Relevant Fact, CBD management shall make all documents related to Incorporation, including this Protocol and Evaluation Report, available for analysis in CBD headquarters to all eventual interested, which may obtain further information directly from the Department of Relationships with CBD Investors.

7.2. The following events shall be held on the Incorporation date: (A) Vieri's General Shareholders Meeting to: (i) review and approve this Protocol; (ii) ratify the appointment of the Appraiser; (iii) review and approve the Evaluation Report of VIERI net worth; (iv) deliberate VIERI Incorporation by CBD, and VIERI consequent extinction; and (B) CBD's General Shareholders Meeting to: (i) review and approve this Protocol; (ii) ratify the appointment of the Appraiser; (iii) review and approve the Evaluation Report of VIERI and CBD assets; (iv) deliberate VIERI Incorporation with no increase or decrease of CBD capital stock, as VIERI assets shall be, on the effective date of Incorporation, only constituted of CBD share, Premium, net provision based on CVM Instruction319/99, as amended, which shall be recorded in a special premium reserve account of CBD, and the Cash amount, which shall be recorded in the expansion reserve account, without generating any change to CBD capital stock.

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7.3.  Once the  Incorporation  of VIERI assets by CBD is  approved,  VIERI Board shall file all acts related to Incorporation of its net assets, and CBD Board shall file all acts related to the Incorporation of VIERI net assets.

7.4. Once the Incorporation becomes effective, all VIERI assets, rights, obligations and responsibilities shall be automatically transferred to CBD assets, and CBD shall assume all VIERI rights and obligations, regardless of any formalities other than those provided in the law.

8.       Right to Withdraw

8.1. Pursuant to Articles 136 and 137 of Corporate Act, CBD shareholders shall have no right to withdraw because of the Incorporation.

9.       Costs

9.1 Estimated costs to be incurred by CBD for the Incorporation under this Protocol shall be approximately R$ 1,000,000.00 (one million reais), including costs of publications, auditors, lawyers and other technical professionals hired to give advice on the transaction.

10.      Conclusions

10.1. In light of the aspects shown above, which include all requirements of Articles 224 and 225 of Corporate Act, the Incorporation of VIERI net assets by CBD, as proposed in this Protocol, satisfies the interests of the concerned companies and their shareholders, and therefore its implementation is hereby recommended.


Sao Paulo, December 01, 2006.


VIERI PARTICIPACOES S/A


By
  -------------------------------------------
  Abilio dos Santos Diniz


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By
  -------------------------------------------
  Francis Andre Mauger



COMPANHIA BRASILEIRA DE DISTRIBUICAO


By
  -------------------------------------------
  Caio Racy Mattar


By
  -------------------------------------------
  Eneas Cesar Pestana Neto



Witnesses:

1 -                                              2 -
   ------------------------------                    --------------------------
Name:                                                 Name:
RG:                                                   RG:
CPF/MF:                                               CPF/MF:






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